UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of April, 2016

Commission File Number: 1-6784

Panasonic Corporation

1006, Oaza Kadoma,

Kadoma City, Osaka 571-8501

Japan

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):

This Form 6-K consists of:

1.	News release issued on April 28, 2016, by Panasonic Corporation (the registrant), announcing consolidated financial results for the year ended March 31, 2016 (fiscal 2016).

2.	Supplemental consolidated financial data for fiscal 2016 ended March 31, 2016.

3.	News release issued on April 28, 2016, by the registrant, announcing the continuation of policy toward large-scale purchases of company’s shares (ESV plan).

4.	News release issued on April 28, 2016, by the registrant, announcing recognition of extraordinary loss (Parent Alone).

5.	News release issued on April 28, 2016, by the registrant, announcing the resolution on year-end dividends.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Panasonic Corporation

By:	/s/ HIROMI OSHIMA
Hiromi Oshima, Attorney-in-Fact
General Manager, Head of Investor Relations, Corporate Planning Department,
Panasonic Corporation

Dated: April 28, 2016

April 28, 2016

FOR IMMEDIATE RELEASE

Media Contacts:	Investor Relations Contacts:

Chieko Gyobu (Japan)

Public Relations Department

(Tel: +81-3-3574-5664)

Panasonic News Bureau (Japan)

(Tel: +81-3-3542-6205)

Jim Reilly (U.S.)

(Tel: +1-201-392-6067)

Anne Guennewig (Europe)

(Tel: +49-611-235-457)

Hideaki Harada (Japan) Corporate Planning Department (Tel: +81-6-6908-1121) Yuko Iwatsu (U.S.) (Tel: +1-201-348-7000)

Panasonic Reports Fiscal 2016 Annual Results

Osaka, Japan, April 28, 2016 — Panasonic Corporation (Panasonic [TSE:6752]) today reported its consolidated financial results for the year ended March 31, 2016 (fiscal 2016). The Company also reported its Parent-alone financial results for fiscal 2016.

Consolidated Financial Results

for Fiscal 2016, ended March 31, 2016

Panasonic Corporation

Summary

1. Consolidated Financial Results

Yen (billions)

	Fiscal 2016 ended March 31, 2016	Fiscal 2015 ended March 31, 2015	Percentage 2016/2015
Net sales	7,553.7	7,715.0	98%
Domestic	3,601.8	3,692.0	98%
Overseas	3,951.9	4,023.0	98%
Operating profit *	415.7	381.9	109%
	5.5%	5.0%
Income before income taxes	217.0	182.5	119%
	2.9%	2.4%
Net income attributable to Panasonic Corporation	193.3	179.5	108%
	2.6%	2.3%
Net income attributable to Panasonic Corporation, basic
per common share	83.40 yen	77.65 yen	5.75 yen
per ADS	83.40 yen	77.65 yen	5.75 yen
Net income attributable to Panasonic Corporation, diluted
per common share	83.39 yen	77.64 yen	5.75 yen
per ADS	83.39 yen	77.64 yen	5.75 yen

Notes:	1. The Company’s consolidated financial statements are prepared in conformity with U.S. generally accepted accounting principles (U.S. GAAP).

2. Number of consolidated companies: 475 (including parent company) Number of associated companies under the equity method: 94

*	For information about operating profit, see Note 1 of the Notes to consolidated financial statements on page 9.

2. Parent-Alone Financial Results

Yen (billions)

	Fiscal 2016 ended March 31, 2016	Fiscal 2015 ended March 31, 2015	Percentage 2016/2015
Net sales	3,782.3	3,852.4	98%
Domestic	2,626.5	2,681.1	98%
Export	1,155.8	1,171.3	99%
Operating profit	71.9	83.0	87%
	1.9%	2.2%
Recurring profit	213.8	190.2
	5.7%	4.9%	112%
Net income	3.7	8.3
	0.1%	0.2%	45%
Net income, basic per common share	1.60 yen	3.58 yen	(1.98) yen
Net income, diluted per common share	1.60 yen	3.58 yen	(1.98) yen

Consolidated Financial Results

for Fiscal 2016, ended March 31, 2016

Panasonic Corporation

Consolidated Statements of Income and

Consolidated Statements of Comprehensive Income (Loss)

Consolidated Statements of Income

Yen (millions)

	Fiscal 2016 ended March 31, 2016		Fiscal 2015 ended March 31, 2015		Percentage 2016/2015
		%		%	%
Net sales	7,553,717	100.0	7,715,037	100.0	98
Cost of sales	5,339,999	70.7	5,527,213	71.6

Gross profit	2,213,718	29.3	2,187,824	28.4	101
Selling, general and administrative expenses	1,798,009	23.8	1,805,911	23.4

Operating profit *	415,709	5.5	381,913	5.0	109

Other income (deductions)	(198,661)	(2.6)	(199,457)	(2.6)
Interest income	18,937	0.2	14,975	0.2
Dividends received	1,574	0.0	1,466	0.0
Interest expense	(17,007)	(0.2)	(17,566)	(0.2)
Expenses associated with the implementation of early retirement programs **	(11,160)	(0.1)	(16,417)	(0.2)
Other income (deductions), net	(191,005)	(2.5)	(181,915)	(2.4)

Income before income taxes	217,048	2.9	182,456	2.4	119

Provision for income taxes	14,537	0.2	(1,981)	(0.0)
Equity in earnings of associated companies	12,555	0.1	11,929	0.1

Net income	215,066	2.8	196,366	2.5	110

Less net income attributable to noncontrolling interests	21,810	0.2	16,881	0.2

Net income attributable to Panasonic Corporation	193,256	2.6	179,485	2.3	108

Notes:	1. In other income (deductions), the Company incurred expenses associated with the implementation of early retirement programs of certain domestic and overseas companies.

2. In Other income (deductions), net, business restructuring expenses excluding expenses associated with the implementation of early retirement programs, mainly impairment losses, and legal costs are included.

	3. In Provision for income taxes, recording deferred tax assets (DTA) for Panasonic Corporation (parent-alone) on a consolidated basis is included for fiscal 2016 and fiscal 2015.
4. Depreciation (tangible assets)	235,033	million yen	242,149	million yen
5. Capital investment	248,794	million yen	226,680	million yen
6. R&D expenditures	449,828	million yen	457,250	million yen
7. Number of employees	249,520		254,084

* **	See Notes to consolidated financial statements on page 9.

Consolidated Financial Results

for Fiscal 2016, ended March 31, 2016

Panasonic Corporation

Consolidated Statements of Comprehensive Income (Loss)

Yen (millions)

	Fiscal 2016 ended March 31, 2016	Fiscal 2015 ended March 31, 2015	Percentage 16/15
			%
Net income	215,066	196,366	110
Other comprehensive income (loss), net of tax:

Translation adjustments	(163,824)	193,690
Unrealized holding gains of available-for-sale securities	5,781	8,351
Unrealized holding gains (losses) of derivative instruments	(1,545)	3,445
Pension liability adjustments	(132,036)	68,027

Subtotal	(291,624)	273,513

Comprehensive income (loss)	(76,558)	469,879	—
Less comprehensive income attributable to noncontrolling interests	5,263	31,946

Comprehensive income (loss) attributable to Panasonic Corporation	(81,821)	437,933	—

Consolidated Financial Results

for Fiscal 2016, ended March 31, 2016

Panasonic Corporation

Information by Segment

Yen (billions)

	Fiscal 2016 ended March 31, 2016					Fiscal 2015 ended March 31, 2015
	Sales	16/15	Segment Profit	% of Sales	16/15	Sales	Segment Profit	% of Sales
		%		%	%			%
Appliances	2,269.4	97	72.2	3.2	145	2,334.8	49.8	2.1
Eco Solutions	1,610.8	97	78.4	4.9	82	1,666.0	95.3	5.7
AVC Networks	1,169.8	101	74.7	6.4	144	1,154.3	51.8	4.5
Automotive & Industrial Systems	2,708.6	97	102.7	3.8	88	2,796.8	116.4	4.2
Other	661.4	87	16.1	2.4	111	764.5	14.6	1.9

Subtotal	8,420.0	97	344.1	4.1	105	8,716.4	327.9	3.8
Eliminations and adjustments	(866.3)	—	71.6	—	—	(1,001.4)	54.0	—

Consolidated total	7,553.7	98	415.7	5.5	109	7,715.0	381.9	5.0

Notes:

1.  The Company’s segments are classified according to a divisional company-based management system, which focuses on global consolidated management by each divisional company, in order to ensure consistency of its internal management structure and disclosure.

Certain businesses were transferred among segments on April 1, 2015. Accordingly, the figures for segment information in fiscal 2015 have been reclassified to conform to the presentation for fiscal 2016.

2.  The figures in Eliminations and adjustments include earnings and expenses which are not attributable to any reportable segments, for the purpose of evaluating operating results of each segment, and consolidation adjustments (including amortization of intangible assets and differences of accounting principles).

Consolidated Financial Results

for Fiscal 2016, ended March 31, 2016

Panasonic Corporation

Consolidated Balance Sheets

Yen (millions)

	March 31, 2016	March 31, 2015	Difference
Current assets:	3,054,359	3,412,740	-358,381
Cash and cash equivalents	1,014,264	1,280,408	-266,144
Time deposits	146	18,470	-18,324
Trade receivables:
Notes	58,715	79,055	-20,340
Accounts	787,033	937,986	-150,953
Allowance for doubtful receivables	(22,196)	(24,947)	+ 2,751
Inventories	756,448	762,670	-6,222
Other current assets	459,949	359,098	+100,851
Investments and advances	344,499	313,669	+ 30,830
Property, plant and equipment, net of accumulated depreciation	1,301,175	1,374,831	- 73,656
Other assets	896,949	855,707	+ 41,242

Total assets	5,596,982	5,956,947	-359,965

Current liabilities:	2,380,900	2,732,800	-351,900
Short-term debt, including current portion of long-term debt	21,728	260,531	-238,803
Trade payables:
Notes	230,065	236,970	-6,905
Accounts	712,179	746,335	-34,156
Other current liabilities	1,416,928	1,488,964	-72,036
Noncurrent liabilities:	1,361,768	1,231,595	+130,173
Long-term debt	704,191	712,385	-8,194
Other long-term liabilities	657,577	519,210	+138,367

Total liabilities	3,742,668	3,964,395	-221,727

Panasonic Corporation shareholders’ equity:	1,705,056	1,823,293	-118,237
Common stock	258,740	258,740	—
Capital surplus	979,895	984,111	-4,216
Retained earnings	1,165,282	1,021,241	+144,041
Accumulated other comprehensive income (loss)	(468,328)	(193,251)	-275,077
Treasury stock, at cost	(230,533)	(247,548)	+ 17,015
Noncontrolling interests	149,258	169,259	-20,001

Total equity	1,854,314	1,992,552	-138,238

Total liabilities and equity	5,596,982	5,956,947	-359,965

Note: Accumulated other comprehensive income (loss) breakdown:
Yen (millions)
	March 31, 2016	March 31, 2015	Difference
Cumulative translation adjustments	(138,921)	11,858	-150,779
Unrealized holding gains of available-for-sale securities	20,205	14,285	+ 5,920
Unrealized gains of derivative instruments	1,646	3,135	-1,489
Pension liability adjustments	(351,258)	(222,529)	-128,729

Consolidated Financial Results

for Fiscal 2016, ended March 31, 2016

Panasonic Corporation

Consolidated Statement of Equity

Yen (millions)

Fiscal 2016 ended March 31, 2016	Common stock	Capital surplus	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock	Panasonic Corporation shareholders’ equity	Noncontrolling interests	Total equity
Balances at beginning of period	258,740	984,111	1,021,241	(193,251)	(247,548)	1,823,293	169,259	1,992,552

Gain (loss) from sale of treasury stock			(2,893)			(2,893)		(2,893)

Cash dividends			(46,322)			(46,322)	(18,077)	(64,399)

Increase (decrease) mainly in capital transactions		(4,216)				(4,216)	(7,187)	(11,403)

Disclosure of comprehensive income (loss)
Net income			193,256			193,256	21,810	215,066
Translation adjustments				(150,779)		(150,779)	(13,045)	(163,824)
Unrealized holding gains (losses) of available-for-sale securities				5,920		5,920	(139)	5,781
Unrealized gains (losses) of derivative instruments				(1,489)		(1,489)	(56)	(1,545)
Pension liability adjustments				(128,729)		(128,729)	(3,307)	(132,036)

Total comprehensive income (loss)						(81,821)	5,263	(76,558)

Repurchase of common stock, net					17,015	17,015		17,015

Balances at end of period	258,740	979,895	1,165,282	(468,328)	(230,533)	1,705,056	149,258	1,854,314

Fiscal 2015 ended March 31, 2015	Common stock	Capital surplus	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock	Panasonic Corporation shareholders’ equity	Noncontrolling interests	Total equity
Balances at beginning of period	258,740	1,109,501	878,742	(451,699)	(247,132)	1,548,152	38,286	1,586,438

Gain (loss) from sale of treasury stock			(1)			(1)		(1)

Cash dividends			(36,985)			(36,985)	(22,244)	(59,229)

Increase (decrease) mainly in capital transactions		(125,390)				(125,390)	121,271	(4,119)

Disclosure of comprehensive income
Net income			179,485			179,485	16,881	196,366
Translation adjustments				179,077		179,077	14,613	193,690
Unrealized holding gains of available-for-sale securities				8,258		8,258	93	8,351
Unrealized gains of derivative instruments				3,372		3,372	73	3,445
Pension liability adjustments				67,741		67,741	286	68,027

Total comprehensive income						437,933	31,946	469,879

Repurchase of common stock, net					(416)	(416)		(416)

Balances at end of period	258,740	984,111	1,021,241	(193,251)	(247,548)	1,823,293	169,259	1,992,552

Consolidated Financial Results

for Fiscal 2016, ended March 31, 2016

Panasonic Corporation

Consolidated Statements of Cash Flows

Yen (millions)

	Fiscal 2016 ended March 31, 2016	Fiscal 2015 ended March 31, 2015
Cash flows from operating activities
Net income	215,066	196,366
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	274,761	286,528
Net (gain) loss on sale of investments	(1,215)	(8,261)
(Increase) decrease in trade receivables	123,149	68,901
(Increase) decrease in inventories	(30,015)	5,993
Increase (decrease) in trade payables	(18,660)	6,509
Increase (decrease) in retirement and severance benefits	(41,397)	(40,634)
Other	(123,009)	(23,939)

Net cash provided by operating activities	398,680	491,463

Cash flows from investing activities
Proceeds from disposals of investments and advances	9,623	43,625
Increase in investments and advances	(30,720)	(19,647)
Capital expenditures	(241,836)	(224,162)
Proceeds from disposals of property, plant and equipment	27,566	80,168
(Increase) decrease in time deposits	18,324	(18,470)
Other	(57,231)	478

Net cash used in investing activities	(274,274)	(138,008)

Cash flows from financing activities
Increase (decrease) in short-term debt	3,391	(30,231)
Increase (decrease) in long-term debt	(251,572)	356,217
Dividends paid to Panasonic Corporation shareholders	(46,322)	(36,985)
Dividends paid to noncontrolling interests	(18,077)	(22,244)
(Increase) decrease in treasury stock	(107)	(417)
Other	4,656	(8,725)

Net cash provided by (used in) financing activities	(308,031)	257,615

Effect of exchange rate changes on cash and cash equivalents	(82,519)	76,871

Net increase (decrease) in cash and cash equivalents	(266,144)	687,941
Cash and cash equivalents at beginning of period	1,280,408	592,467

Cash and cash equivalents at end of period	1,014,264	1,280,408

Consolidated Financial Results

for Fiscal 2016, ended March 31, 2016

Panasonic Corporation

Basic Accounting Policies:

Details related the basic accounting policies have been omitted, since no significant change is made from the latest Annual Securities Report filed on June 26, 2015.

Notes to consolidated financial statements:

1.	In order to be consistent with generally accepted financial reporting practices in Japan, operating profit, a non-GAAP measure, is presented as net sales less cost of sales and selling, general and administrative expenses. The Company believes that this is useful to investors in comparing the Company’s financial results with those of other Japanese companies. Please refer to the accompanying consolidated statement of operation and Note 2 for the U.S. GAAP reconciliation.

2.	Under U.S. GAAP, expenses associated with the implementation of early retirement programs at certain domestic and overseas companies and the impairment losses on goodwill and fixed assets would be included as part of operating profit in the statement of income.

3.	Per share data (Years ended March 31)

	2016	2015
Net income attributable to Panasonic Corporation (millions of yen)	193,256	179,485
Average common shares outstanding (number of shares)	2,317,183,721	2,311,472,371
Net income attributable to Panasonic Corporation per share:
Basic	83.40 yen	77.65 yen
Diluted	83.39 yen	77.64 yen

4.	Assumption for going concern:

No significant doubt on the Company’s ability to continue as going concern

5.	Significant subsequent events:

Panasonic acquired all the shares of Hussmann Parent Inc. as of April 1, 2016.

Hussmann Parent is a parent company of Hussmann Corporation in the U.S. Hussmann Corporation’s business is manufacturing, developing, selling and servicing industrial refrigerated, freezer display cases and systems. Both Hussmann Parent Inc. and Hussmann Corporation and their subsidiaries became subsidiaries of Panasonic.

6.	Number of consolidated companies as of March 31, 2016: 474

Number of associated companies under the equity method as of March 31, 2016: 94

7.	Panasonic will voluntarily adopt International Financial Reporting Standards (IFRS) from its year-end financial results for fiscal 2017. Accordingly, the Company discloses its consolidated financial forecasts for fiscal 2017 based on IFRS.

Consolidated Financial Results

for Fiscal 2016, ended March 31, 2016

Panasonic Corporation

Consolidated Financial Results

1. Fiscal 2016 ended March 31, 2016

A. Operating Results

Yen (billions)

	Fiscal 2016	Fiscal 2015	Percentage 2016/2015
Net sales	7,553.7	7,715.0	98%
Operating profit[1]	415.7	381.9	109%
Income before income taxes	217.0	182.5	119%
Net income attributable to Panasonic Corporation	193.3	179.5	108%

During the year ended March 31, 2016 (fiscal 2016) under review, the global economy continued to recover mildly overall, while the economic environment changes have been seen, such as changes in the monetary policies in several countries, the fall in resource prices, and geopolitical instability. While the economy has been slowed down in China and some resource-rich countries, the economy in the U.S. and Europe continued to show a slow recovery supported by their internal demands. In Japan, while the recovery in consumption was weak, the employment situation continued to improve.

The Company achieved its Cross-Value Innovation 2015 (the mid-term management plan from fiscal 2014 to 2016) financial targets one year ahead of schedule in fiscal 2015 with operating profit of 350.0 billion yen or more, operating profit to sales ratio of 5% or more and cumulative free cash flow of 600.0 billion yen or more. Panasonic set its fiscal 2016 as a year of transition to sustainable growth by shifting to generating profit from sales expansion. In particular, the Company has focused on large-scale six Business Divisions (BDs) with Air-Conditioner, Lighting, Housing Systems, Automotive Infotainment Systems, Rechargeable Battery and PanaHome, to prepare and take steps to improve net sales and operating profit and to structure and execute strategic investments.

[1]	For information about operating profit, see Note 1 of the Notes to consolidated financial statements on page 9.

Consolidated Financial Results

for Fiscal 2016, ended March 31, 2016

Panasonic Corporation

The Company, however, was unable to respond properly to business environment changes such as slow down of Chinese economy, and as a result, large-scale six BDs failed to lead corporate-wide growth. The Company was unable to increase profit through sales expansion as originally planned.

Consolidated group sales for fiscal 2016 decreased by 2% to 7,553.7 billion yen from fiscal 2015 (a year ago). Domestic sales decreased year on year due mainly to sales decrease of solar photovoltaic systems for house-use, while sales in home appliances were stable. Overseas sales also decreased year on year due mainly to downsizing TV business to focus on profitability, while sales in BtoB solutions business increased. Operating profit increased by 9% to 415.7 billion yen from a year ago. The Company secured the profit increase year on year due mainly to fixed-cost reduction including restructuring benefit, streamlining of material-related process and improvements in the business structure, without sales expansion.

In Other income (deductions), the Company recorded business restructuring expenses including impairment losses, and some legal cost. Accordingly, Income before income taxes was 217.0 billion yen, increased by 19% from a year ago.

Net income attributable to Panasonic Corporation increased by 8% to 193.3 billion yen from a year ago. Deferred tax asset (DTA) of 132.8 billion yen was recorded to Panasonic Corporation (parent-alone) on a consolidated basis and provision for income taxes was deceased, since profitability improved this year and stability of profit improved by introducing the consolidated tax system in Japan.

Consolidated Financial Results

for Fiscal 2016, ended March 31, 2016

Panasonic Corporation

B. Breakdown by Segment

Appliances

Yen (billions)

	Fiscal 2016	Fiscal 2015	Percentage 2016/2015
Sales	2,269.4	2,334.8	97%
Segment profit	72.2	49.8	145%

Sales decreased by 3% to 2,269.4 billion yen from a year ago due mainly to sales decrease in TV business as a result of downsizing marketing activities, while sales in home appliances were favorable in Japan. Segment profit increased to 72.2 billion yen from a year ago due mainly to profit improvement in TVs and sales increase in home appliances, offsetting the negative impact of exchange rate movement such as yen depreciation.

Eco Solutions

Yen (billions)

	Fiscal 2016	Fiscal 2015	Percentage 2016/2015
Sales	1,610.8	1,666.0	97%
Segment profit	78.4	95.3	82%

Sales decreased by 3% to 1,610.8 billion yen from a year ago due mainly to sales decrease in solar photovoltaic systems for house-use in Japan. Segment profit decreased to 78.4 billion yen from a year ago due to sales decrease in solar photovoltaic systems for house-use, although the Company strengthened its profit structure with streamlining of material-related process and business restructuring.

AVC Networks

Yen (billions)

	Fiscal 2016	Fiscal 2015	Percentage 2016/2015
Sales	1,169.8	1,154.3	101%
Segment profit	74.7	51.8	144%

Sales increased by 1% to 1,169.8 billion yen from a year ago. Sales decrease from last year’s business restructuring was offset by sales increase in Vertical Solution Business and Visual and Imaging Business and positive impact from yen depreciation. Segment profit increased to 74.7 billion yen from a year ago due to sales increase in Vertical Solution Business and restructuring benefit from the previous years.

Consolidated Financial Results

for Fiscal 2016, ended March 31, 2016

Panasonic Corporation

Automotive & Industrial Systems

Yen (billions)

	Fiscal 2016	Fiscal 2015	Percentage 2016/2015
Sales	2,708.6	2,796.8	97%
Segment profit	102.7	116.4	88%

Sales decreased by 3% to 2,708.6 billion yen from a year ago due to negative impact from demand decline for ICT related business, and withdrawal and downsizing businesses, while the Company’s sales for automobile industry increased led by favorable automobile sales in North America. Segment profit decreased to 102.7 billion yen from a year ago due mainly to sales decrease in Energy and Industrial Businesses and upfront investment towards future growth mainly for automotive and storage battery businesses.

Other

Yen (billions)

	Fiscal 2016	Fiscal 2015	Percentage 2016/2015
Sales	661.4	764.5	87%
Segment profit	16.1	14.6	111%

Sales decreased by 13% to 661.4 billion yen from a year ago. While sales in PanaHome Corporation increased due to favorable sales in high value-added products, multistory houses and apartment housing, and promotion of remodeling business, overall sales decreased due mainly to business transfers. Segment profit increased to 16.1 billion yen from a year ago due mainly to profit improvement in PanaHome Corporation.

Consolidated Financial Results

for Fiscal 2016, ended March 31, 2016

Panasonic Corporation

C. Consolidated Financial Condition

Net cash provided by operating activities for fiscal 2016 amounted to 398.7 billion yen and net cash used in investing activities amounted to 274.3 billion yen. Free cash flow (net cash provided by operating activities plus net cash provided by investing activities) decreased by 229.1 billion yen from a year ago to an inflow of 124.4 billion yen. This result is due mainly to the acquisition of shares of subsidiaries and associated companies as its strategic investment and increase in capital expenditures. In addition, the large-scale proceeds from business transfers and the disposals of investments in equity and property, plant and equipment were recorded a year ago. Net cash used in financing activities amounted to 308.0 billion yen, compared with an inflow of 257.6 billion yen a year ago due mainly to redemption of 240.0 billion yen straight bonds as total this year, while issuing 400.0 billion yen straight bonds as total a year ago. Taking exchange rate movement into consideration, cash and cash equivalents totaled 1,014.3 billion yen as of March 31, 2016, decreased by 266.1 billion yen compared with the end of the fiscal 2015.

The Company’s consolidated total assets as of March 31, 2016 decreased by 360.0 billion yen to 5,597.0 billion yen from March 31, 2015 due mainly to decrease in cash and cash equivalents by redemption of straight bonds and decrease in account receivables in addition to yen appreciation, while deferred tax assets were recorded. The Company’s consolidated total liabilities as of March 31, 2016 decreased by 221.7 billion yen to 3,742.7 billion yen from March 31, 2015 due mainly to redemption of straight bonds, while retirement and severance benefit increased due to its discount rate decrease. Panasonic Corporation shareholders’ equity decreased by 118.2 billion yen, compared with March 31, 2015, to 1,705.1 billion yen due mainly to a significant decrease in accumulated other comprehensive income by worsening the cumulative translation adjustments due to yen appreciation and worsening pension liability adjustments due to its discount rate decrease, while net income attributable to Panasonic Corporation was recorded. Adding noncontrolling interests to Panasonic Corporation shareholders’ equity, total equity was 1,854.3 billion yen.

Consolidated Financial Results

for Fiscal 2016, ended March 31, 2016

Panasonic Corporation

2. Forecast for Fiscal 2017

The consolidated financial forecasts for fiscal 2017 (IFRS) as of April 28, 2016 are:

Sales: 7,600.0 billion yen

Operating profit: 310.0 billion yen

Income before income taxes: 300.0 billion yen

Net income attributable to owners of the parent company: 145.0 billion yen

Notes:

1.	The consolidated financial forecasts for fiscal 2017 above are based on International Financial Reporting Standards (IFRS).

2.	Operating profit includes business restructuring expenses of 17.5 billion yen.

3. Basic Policy on Appropriation of Retained Earnings

Since its foundation, Panasonic has managed its businesses under the concept that returning profits to shareholders is one of its most important policies. From the perspective of return on the capital investment made by shareholders, Panasonic, in principle, distributes profits to shareholders based on its business performance and is aiming for stable and continuous growth in dividends, targeting a dividend payout ratio of between 30% and 40% with respect to consolidated net income attributable to Panasonic Corporation. Regarding the repurchase of treasury stock, the Company is fundamentally repurchasing its own shares as it considers appropriate, taking comprehensively into consideration strategic investments and the Company’s financial condition, with the aim of increasing shareholder value per share and return on capital. In view of this basic policy as well as its current financial position, Panasonic expects to pay an annual dividend of 25 yen per share for fiscal 2016, which includes the interim dividend of 10 yen per share paid on December 1, 2015 combined with a year-end dividend of 15 yen per share.

In fiscal 2016, the Company did not repurchase its treasury stock, except for acquiring shares of less than one trading unit and other minor transactions.

Consolidated Financial Results

for Fiscal 2016, ended March 31, 2016

Panasonic Corporation

Management Policy

(1) Basic Policy for Corporate Management

Since the Company’s foundation, Panasonic has operated its businesses under its management philosophy, which sets forth that Panasonic’s mission as a business enterprise is to contribute to the progress and development of society and the well-being of people through its business activities, thereby enhancing the quality of life throughout the world. While offering and pursuing a “better life” for an even wider range of customers, Panasonic will also work to sustainably grow its corporate value to satisfy shareholders, investors, customers, business partners, employees and all other stakeholders.

(2) Corporate Management Strategies and Challenges

The global economy in fiscal 2017 is expected to grow moderately overall, since the economy in the U.S. and Europe is expected to continue to recover, and personal consumption in Japan is expected to boost by improved employment and personal income environment, while some uncertainties such as volatile resource prices, geopolitical risks and economic slowdown in emerging countries are expected.

Panasonic’s sales, however, fell short of the incremental annual target set for fiscal 2016 towards its sales target of 10 trillion yen in fiscal 2019 aiming sales growth. Under these circumstances, the Company revised its target of sales of 10 trillion yen in fiscal 2019, and decided to accelerate initiatives aiming profit growth, and to pursue its management philosophy, “Panasonic continues to create contributions to its customers.”

Panasonic revisits its strategy with “5 x 3 matrix” indicating five major businesses in three regions, which has applied up until now. The framework will be four business areas of Consumer Electronics, Housing, Automotive, and B2B, with Devices allocated to these business areas. The Company expects new sales growth in the Consumer Electronics, Housing, and Automotive businesses through delivering value widely to end customers. In the B2B business, Panasonic will aim developing a highly profitable business structure by defining industries to engage and core products and regions to proceed its strategy with the aim of assisting its customers to enhance their competitiveness.

Consolidated Financial Results

for Fiscal 2016, ended March 31, 2016

Panasonic Corporation

In addition to steady profit expansion in the Consumer Electronics, Housing, and Automotive business areas where growth strategies are in steady progress, Panasonic will aim to achieve high profitability in B2B business to establish a structure for steady profit growth.

Individual businesses will be categorized into 1) low profitability business, 2) stable growth business, and 3) high-growth business, in accordance with the characteristics of businesses, such as business environment and competitiveness. The Company defines the best strategy for each business to execute.

“Low profitability” businesses indicate the ones where sales growth is hardly expected. Panasonic will thoroughly pursue profitability improvement rather than sales growth.

“Stable growth” businesses indicate the ones where the market is expected to grow. Panasonic will pursue steady sales and profits expansion aiming above industry average growth through enhancing competitiveness.

“High-growth” businesses indicate the ones where market growth is expected and also Panasonic will concentrate its management resources to boost growth in sales and profits. The major initiatives in the high growth businesses are as follows.

1) Consumer Electronics business

Panasonic will accelerate expansion of premium products in its focus countries in Asia, strengthening product lineup in India and sales platforms in Africa to expand business there.

Consolidated Financial Results

for Fiscal 2016, ended March 31, 2016

Panasonic Corporation

2) Housing business

Panasonic will significantly increase the number of operating sites to expand remodeling and elderly-care businesses in Japan. In Asia, mainly PanaHome Corporation will accelerate its town development business collaborating with local land developers.

3) Automotive business

Panasonic will achieve new growth with the next-generation cockpit business, mainly by collaborating with Ficosa, a major manufacturer of automotive mirrors. Furthermore, looking ahead to fiscal 2019 and beyond, the Company will focus its management resources to strengthen development and increase manufacturing sites in the fields of ADAS (Advanced Driver Assistance Systems) and automotive batteries towards further growth.

4) B2B business

Commercial refrigeration & food equipment business will become one of Panasonic’s main business pillars with the acquisition of Hussmann Corporation, a U.S.-based industrial refrigerated and freezer display case manufacturer. Panasonic will also aim creating new businesses that will follow the aviation and commercial refrigeration & food equipment businesses.

For fiscal 2019, the Company-wide management targets are: operating profit of 450.0 billion yen and net income attributable to owners of the parent company of 250.0 billion yen or more (IFRS basis).

Panasonic set fiscal 2017 as a “year to lay a solid foundation for growth,” toward the fiscal 2019 management targets and beyond, and it intends to focus on developing its growth businesses. The Company aims to achieve steady growth in sales and profits by making aggressive upfront investments including the 1.0-trillion-scale strategic investments toward fiscal 2019.

Consolidated Financial Results

for Fiscal 2016, ended March 31, 2016

Panasonic Corporation

Panasonic has revised its fiscal 2019 sales target of 10 trillion yen. However, nothing has been changed in the Company’s growth strategy, based on which it will continue to promote initiatives for profit growth. Going forward, Panasonic will further focus on profit growth to continue to contribute to its customers.

Basic Policy of Adoption of Financial Reporting Standards

Panasonic will voluntarily adopt International Financial Reporting Standards (IFRS) from its year-end financial results for fiscal 2017 in place of U.S. GAAP.

By adopting group-wide common accounting rules, the Company will achieve high standardization of measures to control group companies, enhance corporate governance, and increase the corporate value by focusing on the cash flows.

Consolidated Financial Results

for Fiscal 2016, ended March 31, 2016

Panasonic Corporation

Disclaimer Regarding Forward-Looking Statements

This press release includes forward-looking statements (that include those within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934), as amended about Panasonic and its Group companies (the Panasonic Group). Panasonic discloses its consolidated financial forecasts for fiscal 2017 based on International Financial Reporting Standards (IFRS). To the extent that statements in this press release do not relate to historical or current facts, they constitute forward-looking statements. These forward-looking statements are based on the current assumptions and beliefs of the Panasonic Group in light of the information currently available to it, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause the Panasonic Group’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. Panasonic undertakes no obligation to publicly update any forward-looking statements after the date of this press release. Investors are advised to consult any further disclosures by Panasonic in its subsequent filings under the Financial Instrument and Exchange Act of Japan (the FIEA) and other publicly disclosed documents.

The risks, uncertainties and other factors referred to above include, but are not limited to, economic conditions, particularly consumer spending and corporate capital expenditures in the Americas, Europe, Japan, China and other Asian countries; volatility in demand for electronic equipment and components from business and industrial customers, as well as consumers in many product and geographical markets; the possibility that excessive currency rate fluctuations of the U.S. dollar, the euro, the Chinese yuan and other currencies against the yen may adversely affect costs and prices of Panasonic’s products and services and certain other transactions that are denominated in these foreign currencies; the possibility of the Panasonic Group incurring additional costs of raising funds, because of changes in the fund raising environment; the possibility of the Panasonic Group not being able to respond to rapid technological changes and changing consumer preferences with timely and cost-effective introductions of new products in markets that are highly competitive in terms of both price and technology; the possibility of not achieving expected results or incurring unexpected losses in connection with the alliances or mergers and acquisitions; the possibility of not being able to achieve its business objectives through joint ventures and other collaborative agreements with other companies, including due to the pressure of price reduction exceeding that which can be achieved by its effort and decrease in demand for products from business partners which Panasonic highly depends on in BtoB business areas; the possibility of the Panasonic Group not being able to maintain competitive strength in many product and geographical areas; the possibility of incurring expenses resulting from any defects in products or services of the Panasonic Group; the possibility that the Panasonic Group may face intellectual property infringement claims by third parties; current and potential, direct and indirect restrictions imposed by other countries over trade, manufacturing, labor and operations; fluctuations in market prices of securities and other assets in which the Panasonic Group has holdings or changes in valuation of long-lived assets, including property, plant and equipment and goodwill, deferred tax assets and uncertain tax positions; future changes or revisions to accounting policies or accounting rules; the possibility of incurring expenses resulting from a leakage of customers’ or confidential information from Panasonic’s systems due to unauthorized access or a detection of vulnerability of network-connected products of the Panasonic Group; as well as natural disasters including earthquakes, prevalence of infectious diseases throughout the world, disruption of supply chain and other events that may negatively impact business activities of the Panasonic Group. The factors listed above are not all-inclusive and further information is contained in the most recent English translated version of Panasonic’s securities reports under the FIEA and any other documents which are disclosed on its website.

# # #

April 28, 2016

Panasonic Corporation

Supplemental Consolidated Financial Data for Fiscal 2016

ended March 31, 2016

Note:	Certain businesses were transferred among segments on April 1, 2015. Accordingly, the figures for segment information in fiscal 2015 have been reclassified to conform to the presentation for fiscal 2016.

1. Segment Information

yen (billions)

	Fiscal 2016 Results
	Sales	16/15	Segment Profit	% of sales	16/15
Appliances (AP)	2,269.4	97%	72.2	3.2%	145%
Eco Solutions (ES)	1,610.8	97%	78.4	4.9%	82%
AVC Networks (AVC)	1,169.8	101%	74.7	6.4%	144%
Automotive & Industrial Systems (AIS)	2,708.6	97%	102.7	3.8%	88%
Other	661.4	87%	16.1	2.4%	111%

Total	8,420.0	97%	344.1	4.1%	105%
Eliminations and Adjustments *1	-866.3	—	71.6	—	—

Consolidated total	7,553.7	98%	415.7	5.5%	109%

Appliances (production and sales consolidated) *2	2,504.8	98%	67.8	2.7%	133%

*1	The figures in “Eliminations and Adjustments” include earnings and expenses which are not attributable to any reportable segments, for the purpose of evaluating operating results of each segment, and consolidation adjustments (including amortization of intangible assets and differences of accounting principles).
*2	The figures in “Appliances (production and sales consolidated)” include the sales and profits of sales division for consumer products, which are included in “Eliminations and Adjustments.”

2. Business Division Information

yen (billions)

		Fiscal 2016 Results
		Sales	16/15
AP	Refrigerator BD	131.4	107%
	Laundry Systems and Vacuum Cleaner BD	204.4	108%
	Cold Chain BD	92.7	100%
ES	Lighting BD	320.3	101%
	Energy Systems BD	367.1	89%
	Housing Systems BD	353.6	96%
	Panasonic Ecology Systems Co., Ltd.	159.7	100%
AVC*[1]	Mobility Business	200.0	95%
	Visual and Imaging Business	276.2	103%
	Communication Business	128.6	86%
	Vertical Solution Business	361.4	117%
AIS*[2]	Automotive Business	694.6	102%
	Energy Business	539.7	97%
	Industrial Business	808.5	93%
	Factory Solutions Business	306.0	100%

*1	Each business in AVC Networks consists of the following BDs.

	•	Mobility Business	:	IT Products BD, Storage BD
	•	Visual and Imaging Business	:	Imaging Network BD, Security Systems BD, Visual Systems BD
	•	Communication Business	:	Office Products BD, Communication Products BD
	•	Vertical Solution Business	:	Avionics BD, Infrastructure Systems BD

*2	Each business in Automotive & Industrial Systems consists of the following BDs.

	•	Automotive Business	:	Automotive Infotainment Systems BD, Automotive Electronics Systems BD
	•	Energy Business	:	Rechargeable Battery BD, Energy Device BD, Panasonic Storage Battery Co., Ltd.
	•	Industrial Business	:	Electromechanical Control BD, Panasonic Semiconductor Solutions Co., Ltd., Device Solutions BD, Electronic Materials BD, Panasonic Liquid Crystal Display Co., Ltd.
	•	Factory Solutions Business	:	Smart Factory Solutions BD

Supplemental Consolidated Financial Data

for Fiscal 2016, ended March 31, 2016

Panasonic Corporation

3. Sales by Region

	yen (billions)

	Fiscal 2016 Results
		Yen basis 16/15	Local currency basis 16/15
Domestic	3,601.8	98%	98%
Overseas	3,951.9	98%	95%
North and South America	1,241.4	102%	96%
Europe	701.9	96%	101%
Asia	1,046.0	101%	99%
China	962.6	93%	87%

Total	7,553.7	98%	96%

4. Capital Investment, Depreciation and R&D Expenditures

Capital Investment by Segment

	yen (billions)

	Fiscal 2016 Results
		16-15
Appliances	43.1	+1.5
Eco Solutions	46.7	+13.9
AVC Networks	24.5	+0.8
Automotive & Industrial Systems	116.3	+3.9
Other	18.2	+2.0

Total	248.8	+22.1

Note:	These figures are calculated on an accrual basis.

Depreciation (tangible assets)		R&D Expenditures

yen (billions)		yen (billions)

Fiscal 2016 Results		Fiscal 2016 Results
	16-15		16-15
235.0	-7.1	449.8	-7.4

5. Foreign Currency Exchange Rates

	Rates Used for Consolidation
	Fiscal 2015 Results*	Fiscal 2016 Results*
U.S. Dollars	¥110	¥120
Euro	¥139	¥133
Renminbi	¥17.7	¥18.9

*	Average rate

6. Number of Employees

		(persons)
	End of March 2015	End of March 2016
Domestic	106,697	104,067
Overseas	147,387	145,453

Total	254,084	249,520

Supplemental Consolidated Financial Data

for Fiscal 2016, ended March 31, 2016

Panasonic Corporation

7. Fiscal 2017 Forecasts (IFRS)

Panasonic will voluntarily adopt International Financial Reporting Standards (IFRS) from its year-end financial results for the fiscal year ending March 31, 2017 (fiscal 2017). Accordingly, the Company discloses its annual forecasts for fiscal 2017 based on IFRS. The changes from fiscal 2016 are also calculated based on IFRS (unaudited).

(1) Segment Information (IFRS)

yen (billions)

	Fiscal 2017 Forecasts
	Sales	17/16	Segment Profit	% of sales	17/16
Appliances (AP)	2,370.0	104%	97.0	4.1%	163%
Eco Solutions (ES)	1,640.0	103%	90.0	5.5%	118%
AVC Networks (AVC)	1,175.0	100%	59.0	5.0%	86%
Automotive & Industrial Systems (AIS)	2,640.0	98%	100.0	3.8%	199%
Other	690.0	107%	5.0	0.7%	35%

Total	8,515.0	101%	351.0	4.1%	130%
Eliminations and Adjustments *1	-915.0	—	-41.0	—	—

Consolidated total	7,600.0	100%	310.0	4.1%	135%

Appliances (production and sales consolidated) *2	2,600.0	104%	100.0	3.8%	183%

*1	The figures in “Eliminations and Adjustments” include earnings and expenses which are not attributable to any reportable segments, for the purpose of evaluating operating results of each segment, and consolidation adjustments (including amortization of intangible assets and differences of accounting principles).
*2	The figures in “Appliances (production and sales consolidated)” include the sales and profits of sales division for consumer products, which are included in “Eliminations and Adjustments.”

(2) Capital Investment, Depreciation and R&D Expenditures

Capital Investment by Segment (IFRS)

yen (billions)

	Fiscal 2017 Forecasts
		17-16
Appliances	60.0	+16.7
Eco Solutions	56.0	+10.9
AVC Networks	29.0	+4.5
Automotive & Industrial Systems	185.0	+68.7
Other	15.0	-8.7

Total	345.0	+92.1

Note:	These figures are calculated on an accrual basis.

Depreciation (tangible assets) (IFRS)		R&D Expenditures (IFRS)

yen (billions)		yen (billions)

Fiscal 2017 Forecasts		Fiscal 2017 Forecasts
	17-16		17-16
250.0	+11.8	470.0	+34.1

(3) Foreign Currency Exchange Rates

Rates Used for Consolidation Fiscal 2017 Forecasts
U.S. Dollars	¥115
Euro	¥125
Renminbi	¥17.6

Supplemental Consolidated Financial Data

for Fiscal 2016, ended March 31, 2016

Panasonic Corporation

8. Other

The sales results of the following business divisions will be disclosed from the first quarter of fiscal 2017.

AP*[1]	Air-Conditioner Business
Commercial Refrigeration & Food Equipment Business
Small & Built-in Appliance Business
Major Appliance Business
AV Business
ES	Lighting BD
Energy Systems BD
Housing Systems BD
Panasonic Ecology Systems Co., Ltd.
AVC*[2]	Mobility Business
Visual and Imaging Business
Communication Business
Solutions Business
AIS*[3]	Automotive Business
Energy Business
Industrial Business
Factory Solutions Business

*1	Each business in Appliances consists of the following BDs.

•	Air-Conditioner Business	:	Air-Conditioner Company
•	Commercial Refrigeration & Food Equipment Business	:	Cold Chain BD, Hussmann Corporation
•	Small & Built-in Appliance Business	:	Kitchen Appliances BD, Beauty and Living BD
•	Major Appliance Business	:	Refrigerator BD, Laundry Systems and Vacuum Cleaner BD
•	AV Business	:	TV BD, Home Entertainment BD

*2	Each business in AVC Networks consists of the following BDs, etc.

•	Mobility Business	:	IT Products BD, Storage BD
•	Visual and Imaging Business	:	Imaging Network BD, Security Systems BD, Visual Systems BD
•	Communication Business	:	Office Products BD, Communication Products BD
•	Solutions Business	:	Panasonic Avionics Corporation, Domestic/Overseas Solutions

*3	Each business in Automotive & Industrial Systems consists of the following BDs.

•	Automotive Business	:	Automotive Infotainment Systems BD, Automotive Electronics Systems BD
•	Energy Business	:	Rechargeable Battery BD, Energy Device BD
•	Industrial Business	:	Electromechanical Control BD, Panasonic Semiconductor Solutions Co., Ltd., Device Solutions BD, Electronic Materials BD, Panasonic Liquid Crystal Display Co., Ltd.
•	Factory Solutions Business	:	Smart Factory Solutions BD

Disclaimer Regarding Forward-Looking Statements

        This document includes forward-looking statements (that include those within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934), as amended about Panasonic and its Group companies (the Panasonic Group). Panasonic discloses its consolidated financial forecasts for fiscal 2017 based on International Financial Reporting Standards (IFRS). To the extent that statements in this document do not relate to historical or current facts, they constitute forward-looking statements. These forward-looking statements are based on the current assumptions and beliefs of the Panasonic Group in light of the information currently available to it, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause the Panasonic Group’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. Panasonic undertakes no obligation to publicly update any forward-looking statements after the date of this document. Investors are advised to consult any further disclosures by Panasonic in its subsequent filings under the Financial Instrument and Exchange Act of Japan (the FIEA) and other publicly disclosed documents.

The risks, uncertainties and other factors referred to above include, but are not limited to, economic conditions, particularly consumer spending and corporate capital expenditures in the Americas, Europe, Japan, China and other Asian countries; volatility in demand for electronic equipment and components from business and industrial customers, as well as consumers in many product and geographical markets; the possibility that excessive currency rate fluctuations of the U.S. dollar, the euro, the Chinese yuan and other currencies against the yen may adversely affect costs and prices of Panasonic’s products and services and certain other transactions that are denominated in these foreign currencies; the possibility of the Panasonic Group incurring additional costs of raising funds, because of changes in the fund raising environment; the possibility of the Panasonic Group not being able to respond to rapid technological changes and changing consumer preferences with timely and cost-effective introductions of new products in markets that are highly competitive in terms of both price and technology; the possibility of not achieving expected results or incurring unexpected losses in connection with the alliances or mergers and acquisitions; the possibility of not being able to achieve its business objectives through joint ventures and other collaborative agreements with other companies, including due to the pressure of price reduction exceeding that which can be achieved by its effort and decrease in demand for products from business partners which Panasonic highly depends on in BtoB business areas; the possibility of the Panasonic Group not being able to maintain competitive strength in many product and geographical areas; the possibility of incurring expenses resulting from any defects in products or services of the Panasonic Group; the possibility that the Panasonic Group may face intellectual property infringement claims by third parties; current and potential, direct and indirect restrictions imposed by other countries over trade, manufacturing, labor and operations; fluctuations in market prices of securities and other assets in which the Panasonic Group has holdings or changes in valuation of long-lived assets, including property, plant and equipment and goodwill, deferred tax assets and uncertain tax positions; future changes or revisions to accounting policies or accounting rules; the possibility of incurring expenses resulting from a leakage of customers’ or confidential information from the Company’s systems due to unauthorized access or a detection of vulnerability of network-connected products of the Company; as well as natural disasters including earthquakes, prevalence of infectious diseases throughout the world, disruption of supply chain and other events that may negatively impact business activities of the Panasonic Group. The factors listed above are not all-inclusive and further information is contained in the most recent English translated version of Panasonic’s securities reports under the FIEA and any other documents which are disclosed on its website.

Supplemental Consolidated Financial Data

for Fiscal 2016, ended March 31, 2016

Panasonic Corporation

<Attachment 1> Reference

Segment Information for Fiscal 2016 (U.S. GAAP)

Sales					yen (billions)

	1st quarter (Apr. - June)	2nd quarter (July - Sep.)	3rd quarter (Oct. - Dec.)	4th quarter (Jan. - Mar.)	Full year (Apr. - Mar.)
Appliances	599.0	572.9	605.3	492.2	2,269.4
Eco Solutions	370.2	402.1	409.9	428.6	1,610.8
AVC Networks	271.2	299.6	283.3	315.7	1,169.8
Automotive & Industrial Systems	696.6	690.0	676.6	645.4	2,708.6
Other	123.1	157.1	134.9	246.3	661.4

Total	2,060.1	2,121.7	2,110.0	2,128.2	8,420.0
Eliminations and Adjustments *1	-202.3	-219.1	-199.1	-245.8	-866.3

Consolidated Total	1,857.8	1,902.6	1,910.9	1,882.4	7,553.7

Appliances (production and sales consolidated) *2	655.4	618.2	690.2	541.1	2,504.8

Segment profit					yen (billions)

	1st quarter (Apr. - June)	2nd quarter (July - Sep.)	3rd quarter (Oct. - Dec.)	4th quarter (Jan. - Mar.)	Full year (Apr. - Mar.)
Appliances	23.8	19.7	26.8	1.9	72.2
Eco Solutions	9.2	21.2	25.2	22.8	78.4
AVC Networks	5.1	26.8	18.7	24.1	74.7
Automotive & Industrial Systems	28.5	32.6	23.4	18.2	102.7
Other	-5.2	6.2	3.1	12.0	16.1

Total	61.4	106.5	97.2	79.0	344.1
Eliminations and Adjustments *1	15.2	17.4	22.6	16.4	71.6

Consolidated Total	76.6	123.9	119.8	95.4	415.7

Appliances (production and sales consolidated) *2	21.4	18.2	26.8	1.4	67.8

*1	The figures in “Eliminations and Adjustments” include earnings and expenses which are not attributable to any reportable segments, for the purpose of evaluating operating results of each segment, and consolidation adjustments (including amortization of intangible assets and differences of accounting principles).
*2	The figures in “Appliances (production and sales consolidated)” include the sales and profits of sales division for consumer products, which are included in “Eliminations and Adjustments.”

Supplemental Consolidated Financial Data

for Fiscal 2016, ended March 31, 2016

Panasonic Corporation

<Attachment 2> Reference

Segment Information for Fiscal 2015 (U.S. GAAP)

Note:	The figures for each segment in fiscal 2015 have been conformed to the presentation for fiscal 2016.

Sales					yen (billions)

	1st quarter (Apr. - June)	2nd quarter (July - Sep.)	3rd quarter (Oct. - Dec.)	4th quarter (Jan. - Mar.)	Full year (Apr. - Mar.)
Appliances	616.9	576.2	634.0	507.7	2,334.8
Eco Solutions	384.4	406.0	433.9	441.7	1,666.0
AVC Networks	257.7	273.9	296.2	326.5	1,154.3
Automotive & Industrial Systems	682.7	703.5	704.3	706.3	2,796.8
Other	143.2	154.7	149.3	317.3	764.5

Total	2,084.9	2,114.3	2,217.7	2,299.5	8,716.4
Eliminations and Adjustments *1	-232.6	-243.7	-221.3	-303.8	-1,001.4

Consolidated Total	1,852.3	1,870.6	1,996.4	1,995.7	7,715.0

Segment profit					yen (billions)

	1st quarter (Apr. - June)	2nd quarter (July - Sep.)	3rd quarter (Oct. - Dec.)	4th quarter (Jan. - Mar.)	Full year (Apr. - Mar.)
Appliances	31.0	8.9	18.4	-8.5	49.8
Eco Solutions	16.2	25.6	33.9	19.6	95.3
AVC Networks	-3.1	7.0	17.7	30.2	51.8
Automotive & Industrial Systems	21.1	36.9	30.9	27.5	116.4
Other	-2.0	3.9	-0.4	13.1	14.6

Total	63.2	82.3	100.5	81.9	327.9
Eliminations and Adjustments *1	19.1	12.4	12.8	9.7	54.0

Consolidated Total	82.3	94.7	113.3	91.6	381.9

	yen (billions)

	Fiscal 2015
	Sales	Profit
Appliances (production and sales consolidated) *2	2,552.5	50.8

*1	The figures in “Eliminations and Adjustments” include earnings and expenses which are not attributable to any reportable segments, for the purpose of evaluating operating results of each segment, and consolidation adjustments (including amortization of intangible assets and differences of accounting principles).
*2	The figures in “Appliances (production and sales consolidated)” include the sales and profits of sales division for consumer products, which are included in “Eliminations and Adjustments.”

Supplemental Consolidated Financial Data

for Fiscal 2016, ended March 31, 2016

Panasonic Corporation

<Attachment 3> Reference

Business Division Information for Fiscal 2016 (Sales) (U.S. GAAP)

yen (billions)

		1st quarter (Apr. - June)	2nd quarter (July - Sep.)	3rd quarter (Oct. - Dec.)	4th quarter (Jan. - Mar.)	Full year (Apr. - Mar.)
AP	Refrigerator BD	36.1	38.1	32.7	24.6	131.4
	Laundry Systems and Vacuum Cleaner BD	46.3	54.1	57.9	46.1	204.4
	Cold Chain BD	23.6	26.0	21.8	21.3	92.7
ES	Lighting BD	71.5	77.8	89.4	81.8	320.3
	Energy Systems BD	90.5	94.7	91.3	90.7	367.1
	Housing Systems BD	82.5	89.6	94.0	87.5	353.6
	Panasonic Ecology Systems Co., Ltd.	36.9	37.0	40.7	45.1	159.7
AVC*[1]	Mobility Business	48.0	50.6	49.8	51.6	200.0
	Visual and Imaging Business	64.3	75.3	70.4	66.1	276.2
	Communication Business	35.1	36.8	32.2	24.6	128.6
	Vertical Solution Business	80.8	91.2	86.7	102.8	361.4
AIS*[2]	Automotive Business	170.9	173.0	177.1	173.6	694.6
	Energy Business	126.3	137.3	141.4	134.6	539.7
	Industrial Business	210.6	214.0	198.2	185.7	808.5
	Factory Solutions Business	88.8	77.0	71.3	69.0	306.0

*1	Each business in AVC Networks consists of the following BDs.

•	Mobility Business	:	IT Products BD, Storage BD
•	Visual and Imaging Business	:	Imaging Network BD, Security Systems BD, Visual Systems BD
•	Communication Business	:	Office Products BD, Communication Products BD
•	Vertical Solution Business	:	Avionics BD, Infrastructure Systems BD

*2	Each business in Automotive & Industrial Systems consists of the following BDs.

•	Automotive Business	:	Automotive Infotainment Systems BD, Automotive Electronics Systems BD
•	Energy Business	:	Rechargeable Battery BD, Energy Device BD, Panasonic Storage Battery Co., Ltd.
•	Industrial Business	:	Electromechanical Control BD, Panasonic Semiconductor Solutions Co., Ltd., Device Solutions BD, Electronic Materials BD, Panasonic Liquid Crystal Display Co., Ltd.
•	Factory Solutions Business	:	Smart Factory Solutions BD

Supplemental Consolidated Financial Data

for Fiscal 2016, ended March 31, 2016

Panasonic Corporation

<Attachment 4> Reference

Business Division Information for Fiscal 2015 (Sales) (U.S. GAAP)

Note:	The figures for each Business Division in fiscal 2015 are conformed to the presentation for fiscal 2016.

yen (billions)

		1st quarter (Apr. - June)	2nd quarter (July - Sep.)	3rd quarter (Oct. - Dec.)	4th quarter (Jan. - Mar.)	Full year (Apr. - Mar.)
AP	Refrigerator BD	33.3	34.7	31.1	24.3	123.4
	Laundry Systems and Vacuum Cleaner BD	39.3	48.3	56.6	45.6	189.9
	Cold Chain BD	21.3	25.9	22.5	23.3	93.0
ES	Lighting BD	69.9	75.7	88.8	83.3	317.7
	Energy Systems BD	98.3	103.9	105.0	107.3	414.5
	Housing Systems BD	91.1	90.6	98.3	86.4	366.5
	Panasonic Ecology Systems Co., Ltd.	36.8	35.9	43.3	44.0	159.9
AVC*[1]	Mobility Business	46.0	46.0	56.0	62.5	210.5
	Visual and Imaging Business	60.3	68.0	69.4	69.6	267.3
	Communication Business	38.4	39.0	38.6	33.1	149.0
	Vertical Solution Business	69.3	68.7	82.1	88.1	308.3
AIS*[2]	Automotive Business	161.5	164.1	174.3	182.4	682.3
	Energy Business	125.1	133.7	147.4	152.9	559.0
	Industrial Business	218.8	222.6	214.9	211.0	867.3
	Factory Solutions Business	77.8	85.5	69.1	72.6	305.0

*1	Each business in AVC Networks consists of the following BDs.

•	Mobility Business	:	IT Products BD, Storage BD
•	Visual and Imaging Business	:	Imaging Network BD, Security Systems BD, Visual Systems BD
•	Communication Business	:	Office Products BD, Communication Products BD
•	Vertical Solution Business	:	Avionics BD, Infrastructure Systems BD

*2	Each business in Automotive & Industrial Systems consists of the following BDs.

•	Automotive Business	:	Automotive Infotainment Systems BD, Automotive Electronics Systems BD
•	Energy Business	:	Rechargeable Battery BD, Energy Device BD, Panasonic Storage Battery Co., Ltd.
•	Industrial Business	:	Electromechanical Control BD, Panasonic Semiconductor Solutions Co., Ltd., Device Solutions BD, Electronic Materials BD, Panasonic Liquid Crystal Display Co., Ltd.
•	Factory Solutions Business	:	Smart Factory Solutions BD

April 28, 2016

FOR IMMEDIATE RELEASE

Media Contacts:	Investor Relations Contacts:

Chieko Gyobu (Japan)

Public Relations Department

(Tel: +81-3-3574-5664)

Panasonic News Bureau (Japan)

(Tel: +81-3-3542-6205)

Jim Reilly (U.S.)

(Tel: +1-201-392-6067)

Anne Guennewig (Europe)

(Tel: +49-611-235-457)

Hideaki Harada (Japan) Corporate Planning Department (Tel: +81-6-6908-1121) Yuko Iwatsu (U.S.) (Tel: +1-201-348-7000)

Panasonic Announces Continuation of Policy toward

Large-scale Purchases of Company’s Shares [ESV plan]

Osaka, Japan, April 28, 2016 — Panasonic Corporation ([TSE:6752] “Panasonic”) today announced that its Board of Directors has decided to continue the Company’s policy toward Large-scale Purchases of Panasonic shares. This policy, called the ESV (Enhancement of Shareholder Value) Plan, was originally announced on April 28, 2005, and since then, the Board of Directors has announced the continuation thereof each year. As stated in the April 28, 2005 press release, the ESV Plan reflects Panasonic’s policy toward:

(i)	a purchase of Panasonic shares by a group of shareholders[1] with the intent to hold 20% or more of the total voting rights[2] of Panasonic, or

(ii)	a purchase of Panasonic shares resulting in a group of shareholders holding 20% or more of the total voting rights of Panasonic.

(The ESV Plan does not apply to cases where Panasonic’s Board of Directors has given consent in advance of purchases set out in (i) or (ii) above.)

In the following outline of the details of the ESV Plan, a purchase of Panasonic shares set out in (i) or (ii) above shall be referred to as a Large-scale Purchase, and a person or a company that intends to conduct a Large-scale Purchase shall be referred to as the Large-scale Purchaser.

1. Basic Philosophy

Panasonic’s Board of Directors believes that the Company’s shareholders should make the final decisions as to whether or not a Large-scale Purchase is acceptable. If a Large-scale Purchase is to be conducted, sufficient information should be provided through the Board of Directors to shareholders so that they may make appropriate decisions. The Board of Directors intends to assess and examine any proposed Large-scale Purchase after the information on such Large-scale Purchase is provided, and subsequently to disclose the opinion of the Board of Directors, to assist shareholders in making their decisions. The Board of Directors may negotiate with the Large-scale Purchaser or offer alternative plans to shareholders, if it is deemed necessary.

The Panasonic Group recorded consolidated net sales of 7,553.7 billion yen for fiscal 2016 ended March 31, 2016, and consists of 474 consolidated subsidiaries and 249,520 employees on a consolidated basis, as of March 31, 2016. Taking into account the scale of the Company’s operations and the wide range of its business fields, Panasonic believes it would be helpful for shareholders to receive proper information from both the Large-scale Purchaser and the Board of Directors so that they may examine the terms of the Large-scale Purchase that may have an impact on the management of the Company, including the adequacy of the purchase price. The Company believes that if a Large-scale Purchase is to be conducted, shareholders should be made aware of its potential impact on the future management of the Panasonic Group, as well as management policies and business plans that the Large-scale Purchaser wishes to adopt, and the influence on other various stakeholders such as customers and employees, in order to determine whether or not the Large-scale Purchase is acceptable.

Under the basic philosophy mentioned above, Panasonic’s Board of Directors has established rules concerning Large-scale Purchases of Panasonic shares (hereinafter referred to as the Large-scale Purchase Rules) as described below. The Board of Directors will require any Large-scale Purchaser to comply with these rules. If the Large-scale Purchaser does not comply with these rules, the Board of Directors intends to take certain countermeasures.

For your information, please refer to the major shareholders of Panasonic as described in attachment 1 hereto. Also, please note that as of the present time, Panasonic has not received any specific proposals for a Large-scale Purchase.

2. Large-scale Purchase Rules

Panasonic’s Board of Directors believes that a Large-scale Purchaser should comply with the Large-scale Purchase Rules for the benefit of all shareholders of Panasonic. The Large-scale Purchase Rules require that (i) a Large-scale Purchaser provide sufficient information to the Board of Directors, and (ii) a Large-scale Purchaser be permitted to commence the Large-scale Purchase only after the prescribed period during which the Board of Directors assesses the Large-scale Purchase.

First, a Large-scale Purchaser is required to provide Panasonic’s Board of Directors with sufficient information (hereinafter referred to as the Large-scale Purchase Information) so that the Company’s shareholders may make decisions and the Board of Directors may form its opinion regarding such Large-scale Purchase. The Large-scale Purchase Information includes the followings:

(1)	an outline of the Large-scale Purchaser and its group;

(2)	the purposes and conditions of the Large-scale Purchase;

(3)	the basis for determination of the purchase price and funds for purchase; and

(4)	management policies and business plans which the Large-scale Purchaser intends to adopt after the completion of the Large-scale Purchase.

Since details of the Large-scale Purchase Information may vary depending on each specific Large-scale Purchase, the Board of Directors, first of all, requires the Large-scale Purchaser to submit to Panasonic a letter of intention to comply with the Large-scale Purchase Rules, specifying the name of the Large-scale Purchaser, address, governing law of incorporation, the name of the representative, contact details in Japan and an outline of the proposed Large-scale Purchase. Within five business days after receipt of such letter, the Board of Directors will deliver to the Large-scale Purchaser a list of the Large-scale Purchase Information to be initially provided by the Large-scale Purchaser. If the information initially provided by the Large-scale Purchaser is deemed insufficient as Large-scale Purchase Information, the Board of Directors may request additional information until it receives sufficient information with such decision made by referring to advice from outside professionals, such as lawyers and financial advisors and fully respecting the opinions of Outside Directors and Audit & Supervisory Board Members. The Board of Directors will disclose the proposed Large-scale Purchase and all or part of the Large-scale Purchase Information submitted to the Board of Directors at the time it deems appropriate, if such disclosure is considered necessary for shareholders to make decisions.

After all the Large-scale Purchase Information is provided, Panasonic’s Board of Directors should be allowed a sixty day period (in the case of the purchase of all Panasonic shares by a tender offer with cash-only (yen) consideration) or a ninety day period (in the case of any other Large-scale Purchase), depending on the difficulty level of assessment, as the period during which it will assess, examine, negotiate, form an opinion and seek alternatives (hereinafter referred to as the Assessment Period). The Large-scale Purchase, therefore, shall be commenced only after the Assessment Period has elapsed. The Board of Directors will thoroughly assess and examine the Large-scale Purchase Information with advice from outside professionals during the Assessment Period, and disclose its opinion.

As mentioned above, the Board of Directors may negotiate with the Large-scale Purchaser in order to improve the terms of the proposed Large-scale Purchase or it may offer alternative plans to shareholders, as necessary.

3. Countermeasures against non-compliance with the Large-scale Purchase Rules

The ESV Plan includes countermeasures to be taken in the event of non-compliance with the Large-scale Purchase Rules. In the ESV Plan, non-compliance with the Large-scale Purchase Rules is the condition triggering Panasonic’s countermeasures, in principle.

If a Large-scale Purchaser does not comply with the Large-scale Purchase Rules, Panasonic’s Board of Directors may take countermeasures against the Large-scale Purchaser to protect the interests of all shareholders. Countermeasures include the implementation of stock splits, issuance of stock acquisition rights or any other measures that the Board of Directors is permitted to take under the Companies Act in Japan or other laws and the Company’s articles of incorporation. The Board of Directors will make decisions relating to countermeasures by referring to advice from outside professionals, such as lawyers and financial advisers and fully respecting the opinions of Outside Directors and Audit & Supervisory Board Members. The Board of Directors will adopt specific countermeasures which it deems appropriate at that time. If the Board of Directors elects to make a stock split for shareholders as of a certain record date, the maximum ratio of the stock split shall be five-for-one. If the Board of Directors elects to issue stock acquisition rights in a rights offering, the outline of the issuance thereof shall be as described in attachment 2 hereto. If the Board of Directors elects to issue stock acquisition rights as a countermeasure, it may determine the exercise period and exercise conditions of the stock acquisition rights in consideration of the effectiveness thereof as a countermeasure, such as the condition not to belong to a specific group of shareholders including a Large-scale Purchaser.

The purpose of the Large-scale Purchase Rules is to provide an opportunity for Panasonic’s shareholders to receive necessary information about the Large-scale Purchase, as well as the opinion and any alternative plans from Panasonic’s Board of Directors, in order to determine whether or not the Large-scale Purchase is acceptable. Panasonic believes these rules will benefit shareholders by providing them with sufficient information to make a decision about a Large-scale Purchase that may have an impact on the management of the Company. If a Large-scale Purchaser complies with the Large-scale Purchase Rules, the Board of Directors does not intend to prevent the Large-scale Purchase at its own discretion, unless it is clear that such Large-scale Purchase will cause irreparable damage or loss to Panasonic. As an exception, however, in the event that it is clear to the Board of Directors that a Large-scale Purchase will cause irreparable damage or loss to Panasonic and as a result, the Board of Directors makes a decision to take countermeasures to prevent such Large-scale Purchase, the Board of Directors will disclose such decision in a timely and appropriate manner. On making such a decision, the Board of Directors will refer to advice from outside professionals, such as lawyers and financial advisers and fully respect the opinions of Outside Directors and Audit & Supervisory Board Members.

If the Board of Directors decides after considering the interest of all shareholders that it would be appropriate to confirm the desires of the shareholders before taking the countermeasures stated above, the Company will hold a general meeting of shareholders. If the Board of Directors decides to hold such a meeting, the Company will disclose the fact that a general meeting of shareholders will be held and the reasons therefor.

The Company believes that the establishment of the Large-scale Purchase Rules and countermeasures to be taken in the event of non-compliance with such rules are reasonable and appropriate in order to protect the legitimate interests of all Panasonic shareholders. The Company recognizes that the aforementioned countermeasures may cause damage or loss, economic or otherwise, to a prospective Large-scale Purchaser who does not comply with the Large-scale Purchase Rules. Thus, the Company is hereby advising in advance against commencing a Large-scale Purchase that does not comply with the Large-scale Purchase Rules.

4. Effect on Panasonic’s shareholders and investors

Panasonic does not anticipate that taking countermeasures will cause shareholders, other than the Large-scale Purchaser, economic damage or loss of any rights, however, in the event that the Board of Directors determines to take a specific countermeasure, the Board of Directors will disclose such countermeasure in a timely and appropriate manner, pursuant to relevant laws and financial instruments exchange regulations. Regarding necessary procedures for shareholders in the event that a specific countermeasure is taken, in the case of an issuance of stock acquisition rights, in order to acquire stock acquisition rights, shareholders need to apply for acquisition within a certain prescribed period, depending on the issuance methods for stock acquisition rights. In addition, in order to exercise stock acquisition rights and acquire stock, shareholders need to pay the exercise price within a certain prescribed period. When the Board of Directors decides to acquire stock acquisition rights, it may deliver stocks to shareholders without paying the amount equivalent to the exercise price, in exchange for the acquisition of the stock acquisition rights. In the case of a stock split and an issuance of stock acquisition rights, shareholders must be recorded in the last shareholders’ register as of the record date of the stock split or the issuance of stock acquisition rights, which shall be determined and announced publicly by the Board of Directors. Panasonic will announce the details of such procedures and any other procedures necessary to protect the interests and rights of shareholders and investors in accordance with relevant laws and financial instruments exchange regulations when the Board of Directors actually determines to take countermeasures including stock splits and issuances of stock acquisition rights.

Each Audit & Supervisory Board Member, including each Outside Audit & Supervisory Board Member, stated agreement to re-adopt this policy at this time on condition that it is duly implemented. The terms of office of all Directors are for one year, and they are elected at an annual general meeting of shareholders in June of each year. All of the three (3) Outside Directors and three (3) Outside Audit & Supervisory Board Members are notified to the financial instruments exchanges as independent directors or independent audit & supervisory board members and do not have any conflict of interests with our shareholders. Panasonic’s Board of Directors intends to review the Large-scale Purchase Rules, as necessary, for reasons including amendments to applicable legislation. Any such review would be conducted strictly in the interests of all shareholders.

Notes:

1.  A group of shareholders (tokutei-kabunushi group) means a holder (defined in Paragraph 1, Article 27-23 of the Financial Instruments and Exchange Law, including a person or a company deemed as a holder pursuant to Paragraph 3 thereof) of shares and other securities (defined in Paragraph 1, Article 27-23 of the Financial Instruments and Exchange Law) or a person or a company who makes a purchase (defined in Paragraph 1, Article 27-2 of the Financial Instruments and Exchange Law, including a purchase made on a financial instruments exchange market) and any joint holders (defined in Paragraph 5, Article 27-23 of the Financial Instruments and Exchange Law, including a person or a company deemed as a joint holder pursuant to Paragraph 6 thereof) and any specially related parties (defined in Paragraph 7, Article 27-2 of the Financial Instruments and Exchange Law).

2.  The number of total voting rights shall be the number of voting rights with respect to all issued shares of Panasonic at the relevant time, excluding the shares held by Panasonic as treasury stock, the number of which appears in the latest Treasury Stock Purchase Report under the Financial Instruments and Exchange Law.

(Attachment 1)

The major shareholders of Panasonic as of March 31, 2016

Name of Shareholder	Number of Shares Held (thousands of shares)	Percentage of Shares Held in Total Issued Shares (%)
Japan Trustee Services Bank, Ltd. (trust account)	145,055	5.91
The Master Trust Bank of Japan, Ltd. (trust account)	121,847	4.96
State Street Bank and Trust Co.	81,294	3.31
Nippon Life Insurance Company	69,056	2.81
Panasonic Corporation Employee Shareholding Association	43,197	1.76
Sumitomo Life Insurance Co.	37,408	1.52
State Street Bank West Client — Treaty 505234	33,095	1.34
The Bank of New York Mellon SA/NV 10	31,725	1.29
Japan Trustee Services Bank, Ltd. (trust account 7)	30,291	1.23
Matsushita Real Estate Co., Ltd.	29,121	1.18

Notes:

1.	Amounts less than one thousand have been discarded.

2.	The number of treasury stock is 132,057 thousand shares.

(Attachment 2)

Outline of issuance of stock acquisition rights

(In case the Board of Directors elects to issue stock acquisition rights in a rights offering)

1. Shareholders who are entitled to receive stock acquisition rights and conditions of issuance thereof:

One stock acquisition right shall be granted to a shareholder, per one share held by such shareholder (excluding the shares held by Panasonic as treasury stock), whose name is recorded in the register of shareholders as of the record date to be specified and published by the Board of Directors. In this regard, Panasonic may either (i) grant to each of the shareholders holding a share of common stock a right to subscribe for a stock acquisition right and to make an offering for subscription of the offered stock acquisition right, or (ii) distribute stock acquisition rights to the shareholders without consideration.

2. Type and number of shares to be acquired upon exercise of stock acquisition rights:

The type of shares to be acquired upon exercise of stock acquisition rights shall be common stock, and the number of shares to be acquired upon exercise of one stock acquisition right shall be one share.

3. Total number of stock acquisition rights to be issued:

The total number of stock acquisition rights to be issued shall be determined by the Board of Directors up to 5 billion stock acquisition rights. The Board of Directors may issue stock acquisition rights more than once within the maximum number of 5 billion stock acquisition rights to be issued in total.

4. Payment amount of each stock acquisition right in the case of item 1, (ii) above:

No payment is required.

5. Price of assets to be invested upon exercise of each stock acquisition right:

The price of assets to be invested upon exercise of a stock acquisition right shall be one Japanese yen or more to be determined by the Board of Directors.

6. Restriction on transfer of stock acquisition rights:

Acquisition of stock acquisition rights by way of assignment thereof requires the approval of the Board of Directors.

7. Conditions of exercise of stock acquisition rights:

The Board of Directors may prohibit a person or company belonging to a group of shareholders (tokutei-kabunushi group) including a Large-scale Purchaser (excluding the case where the Board of Directors approves that an acquisition or shareholding of shares and other securities of Panasonic by the person or company does not conflict with the benefit of all shareholders of Panasonic) from exercising stock acquisition rights.

8. Exercise period and other conditions of stock acquisition rights:

Exercise period, conditions of acquisitions and other conditions of stock acquisition rights shall be determined by the Board of Directors. The Board of Directors may determine that the Company may repurchase stock acquisition rights (“Qualified Stock Acquisition Rights”) that are not held by a holder of a stock acquisition right who is prohibited from exercising stock acquisition rights due to the exercise conditions mentioned in item 7 above, and deliver one share of common stock to be determined by the Board of Directors per one Qualified Stock Acquisition Right to each of the holders thereof.

# # #

April 28, 2016

FOR IMMEDIATE RELEASE

Media Contacts:	Investor Relations Contacts:

Chieko Gyobu (Japan)

Public Relations Department

(Tel: +81-3-3574-5664)

Panasonic News Bureau (Japan)

(Tel: +81-3-3542-6205)

Jim Reilly (U.S.)

(Tel: +1-201-392-6067)

Anne Guennewig (Europe)

(Tel: +49-611-235-457)

Hideaki Harada (Japan) Corporate Planning Department (Tel: +81-6-6908-1121) Yuko Iwatsu (U.S.) (Tel: +1-201-348-7000)

Panasonic Announces Recognition of Extraordinary Loss

(Parent Alone)

Osaka, Japan, April 28, 2016 — Panasonic Corporation ([TSE:6752] “Panasonic”) announced that the Company recognized extraordinary loss in fiscal 2016, the year ended March 31, 2016 (parent alone).

1. Outline of the extraordinary loss

Panasonic recognized 145.5 billion yen of provision for loss on investments in affiliated companies as extraordinary losses (parent alone) regarding expected amount of losses in the investments.

2. Impact on consolidated financial results

The aforementioned provision for loss on investments in affiliated companies has been already reflected in the consolidated earnings. Therefore, there is no impact on the consolidated financial results in fiscal 2016.

# # #

April 28, 2016

FOR IMMEDIATE RELEASE

Media Contacts:	Investor Relations Contacts:

Chieko Gyobu (Japan)

Public Relations Department

(Tel: +81-3-3574-5664)

Panasonic News Bureau (Japan)

(Tel: +81-3-3542-6205)

Jim Reilly (U.S.)

(Tel: +1-201-392-6067)

Anne Guennewig (Europe)

(Tel: +49-611-235-457)

Hideaki Harada (Japan) Corporate Planning Department (Tel: +81-6-6908-1121) Yuko Iwatsu (U.S.) (Tel: +1-201-348-7000)

Panasonic Announces the Resolution on Year-end Dividends

Osaka, Japan, April 28, 2016 — Panasonic Corporation ([TSE:6752] “Panasonic”) today announced that its Board of Directors has resolved the year-end dividends for the fiscal year ended March 31, 2016 (fiscal 2016). The record date for the year-end dividend is March 31, 2016.

1. Dividends Information

	Amount of year-end dividends	Previous forecast (announced on February 25, 2016)	Dividends for fiscal 2015
Record date	March 31, 2016	Same as left	March 31, 2015
Cash dividends per share	15 yen	14 yen	10 yen
Total cash dividends	34,815 million yen	—	23,113 million yen
Effective date	June 3, 2016	—	June 4, 2015
Dividends resource	Retained Earnings	—	Retained Earnings

2. Reason

Panasonic, in dividend policy, distributes profits to shareholders based on its consolidated business performance, as well as its current financial position. In view of this basic policy and the consolidated financial results for fiscal 2016 announced today, Panasonic decided to pay a year-end dividend of 15 yen per share, increased by 1 yen from the forecast announced on February 25, 2016.

(For reference) Breakdown of annual dividends

Cash dividends per share
	Interim dividend	Year-end dividend	Total
Fiscal year ended March 31, 2016	10 yen	15 yen	25 yen
Fiscal year ended March 31, 2015	8 yen	10 yen	18 yen

Disclaimer Regarding Forward-Looking Statements

This press release includes forward-looking statements (that include those within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934), as amended about Panasonic and its Group companies (the Panasonic Group). Panasonic discloses its consolidated financial forecasts for fiscal 2017 based on International Financial Reporting Standards (IFRS). To the extent that statements in this press release do not relate to historical or current facts, they constitute forward-looking statements. These forward-looking statements are based on the current assumptions and beliefs of the Panasonic Group in light of the information currently available to it, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause the Panasonic Group’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. Panasonic undertakes no obligation to publicly update any forward-looking statements after the date of this press release. Investors are advised to consult any further disclosures by Panasonic in its subsequent filings under the Financial Instrument and Exchange Act of Japan (the FIEA) and other publicly disclosed documents.

The risks, uncertainties and other factors referred to above include, but are not limited to, economic conditions, particularly consumer spending and corporate capital expenditures in the Americas, Europe, Japan, China and other Asian countries; volatility in demand for electronic equipment and components from business and industrial customers, as well as consumers in many product and geographical markets; the possibility that excessive currency rate fluctuations of the U.S. dollar, the euro, the Chinese yuan and other currencies against the yen may adversely affect costs and prices of Panasonic’s products and services and certain other transactions that are denominated in these foreign currencies; the possibility of the Panasonic Group incurring additional costs of raising funds, because of changes in the fund raising environment; the possibility of the Panasonic Group not being able to respond to rapid technological changes and changing consumer preferences with timely and cost-effective introductions of new products in markets that are highly competitive in terms of both price and technology; the possibility of not achieving expected results or incurring unexpected losses in connection with the alliances or mergers and acquisitions; the possibility of not being able to achieve its business objectives through joint ventures and other collaborative agreements with other companies, including due to the pressure of price reduction exceeding that which can be achieved by its effort and decrease in demand for products from business partners which Panasonic highly depends on in BtoB business areas; the possibility of the Panasonic Group not being able to maintain competitive strength in many product and geographical areas; the possibility of incurring expenses resulting from any defects in products or services of the Panasonic Group; the possibility that the Panasonic Group may face intellectual property infringement claims by third parties; current and potential, direct and indirect restrictions imposed by other countries over trade, manufacturing, labor and operations; fluctuations in market prices of securities and other assets in which the Panasonic Group has holdings or changes in valuation of long-lived assets, including property, plant and equipment and goodwill, deferred tax assets and uncertain tax positions; future changes or revisions to accounting policies or accounting rules; the possibility of incurring expenses resulting from a leakage of customers’ or confidential information from Panasonic’s systems due to unauthorized access or a detection of vulnerability of network-connected products of the Panasonic Group; as well as natural disasters including earthquakes, prevalence of infectious diseases throughout the world, disruption of supply chain and other events that may negatively impact business activities of the Panasonic Group. The factors listed above are not all-inclusive and further information is contained in the most recent English translated version of Panasonic’s securities reports under the FIEA and any other documents which are disclosed on its website.

# # #